UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Fidelity National Information Services Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
31620M 10 6
(CUSIP Number)
Todd C. Johnson
Senior Vice President and Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31620M 10 6	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Fidelity National Financial, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
86-0498599

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		97,152,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		97,152,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

97,152,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

50.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

SCHEDULE 13D
Item 1. Security and Issuer
     The class of equity to which this Statement on Schedule 13D (this “Schedule 13D”) relates is common stock, par value $.01 per share, of Fidelity National Information Services, Inc. (“FIS Common Stock”)
     Fidelity National Information Services, Inc. (formerly known as Certegy Inc.) (“FIS”) is a Georgia corporation with its principal executive offices located at 601 Riverside Avenue, Jacksonville, FL 32204.
Item 2. Identity and Background.
     (a), (b), (c) This Schedule 13D is being filed by Fidelity National Financial, Inc., a Delaware corporation (“FNF”). FNF’s principal business and principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204. FNF is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies, performing other title and real estate related services and providing technology and processing services to financial institutions and the mortgage and financial services industries. Information regarding the directors and executive officers of FNF is set forth on Schedule I attached hereto, which schedule is incorporated by reference herein.
     (d), (e) During the last five years, neither FNF nor, to the best knowledge of FNF, any person named in Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     FNF acquired 95,940,000 shares of FIS Common Stock on February 1, 2006 pursuant to the Agreement and Plan of Merger, dated as of September 14, 2005, by and among Certegy Inc., a Georgia corporation (“Certegy”), C Co Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Certegy (“Merger Co”) and Fidelity National Information Services, Inc., a Delaware corporation (“FIS DE”) (the “Merger Agreement”). Pursuant to the Merger Agreement, FIS DE was merged with and into Merger Co (the “Merger”). Immediately following the Merger, Certegy was renamed “Fidelity National Information Services, Inc.” In connection with the Merger, each share of FIS DE common stock issued and outstanding immediately prior to the effective time of the Merger automatically converted into the right to receive 0.6396 shares of FIS Common Stock. FNF held 150,000,000 shares of common stock of FIS DE that were converted into the 95,940,000 shares of FIS Common Stock on February 1, 2006.

     Prior to the Merger, FNF acquired 1,212,000 shares of Certegy common stock, which became FIS Common Stock in connection with the Merger. These shares were acquired by FNF through open market purchases occurring between October 28, 2005 and December 20, 2005 using FNF’s working capital.
     The description of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
Item 4. Purpose of Transaction.
     FNF acquired 95,940,000 shares of FIS Common Stock as merger consideration for the shares of common stock of FIS DE that it owned prior to the Merger. Additionally, FNF acquired 1,212,000 shares of FIS Common Stock prior to the Merger. All of the shares of FIS Common Stock held by FNF were acquired primarily for investment purposes. FNF intends to monitor its investment in FIS on an ongoing basis and take such measures as it deems appropriate from time to time in furtherance of such investment. FNF may from time to time acquire additional FIS Common Stock, dispose of some or all of the shares of FIS Common Stock then beneficially owned by it, discuss FIS’s business, operations, or other affairs with FIS’s management, board of directors, shareholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving FIS or take such other actions similar to those enumerated above or as FNF may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, FNF has no present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. FNF does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.
     As further described in Item 6 below, FNF became a party to a Shareholders Agreement, dated September 14, 2005, among FIS, FNF and the other shareholders of FIS DE (the “Shareholders Agreement”) in connection with the Merger that grants FNF the right to designate four individuals to serve as members of the board of directors of FIS. Daniel D. (Ron) Lane, Terry N. Christensen and Cary H. Thompson, each of whom is a director of FNF, and William P. Foley, II, who is the Chairman and Chief Executive Officer of FNF, have been designated to the board of directors of FIS.
Item 5. Interest in Securities of the Issuer.
     FNF owns 97,152,000 shares of FIS Common Stock (which comprises 50.7% of the outstanding shares of FIS Common Stock). FNF has the sole power to vote, dispose or direct the disposition of all 97,152,000 shares of FIS Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth in Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated by reference herein.

     On September 14, 2005, FIS, FNF and the other shareholders of FIS DE entered into a Shareholders Agreement, which was conditioned upon the Merger, which provides for, among other things, limitations on the ability of FNF and the other shareholders of FIS DE to transfer the shares of FIS Common Stock they received in the Merger, to acquire additional shares of FIS Common Stock, or to cause FIS to engage in a going-private transaction. The Shareholders Agreement also sets forth agreements concerning the nomination and election of directors of FIS.
     The description of the Shareholders Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     In connection with the Merger, FIS, FNF and the other shareholders of FIS DE entered into a Registration Rights Agreement which provides FNF and the other FIS DE stockholders with the right to require FIS to register the shares of FIS Common Stock issued to them in the Merger for resale and the right to participate in registrations that FIS might undertake (the “Registration Rights Agreement”).
     The description of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.
     1. Agreement and Plan of Merger, dated as of September 14, 2005, by and among Certegy Inc., a Georgia corporation, C Co Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Certegy, and Fidelity National Information Services, Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to Certegy, Inc.’s Current Report on Form 8-K, filed September 16, 2005).
     2. Shareholders Agreement, dated September 14, 2005 among (i) Certegy Inc., a Georgia corporation f/k/a Fidelity National Information Services, Inc., (ii) Fidelity National Financial, Inc., a Delaware corporation, (iii) THL FNIS Holdings, LLC, Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, Putnam Investment Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC, and Putnam Investments Employees’ Securities Company II LLC, (iv) TPG FNIS Holdings, LLC, TPG Parallel III, L.P., TPG Investors III, L.P., FOF Partners III, L.P., FOF Partners III-B, L.P., and TPG Dutch Parallel III, C.V. and (v) Evercore METC Capital Partners II, LLC (incorporated by reference to Exhibit 4.1 to Certegy, Inc.’s Current Report on Form 8-K, filed September 16, 2005).
     3. Registration Rights Agreement, dated as of February 1, 2006 by and among (i) Fidelity National Information Services, Inc., a Georgia corporation formerly known as Certegy Inc., (ii) Fidelity National Financial, Inc., a Delaware corporation, (iii) THL FNIS Holdings, LLC, Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, Putnam Investment Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC, and Putnam Investments Employees’ Securities Company II LLC, (iv) TPG

FNIS Holdings, LLC, TPG Parallel III, L.P., TPG Investors III, L.P., FOF Partners III, L.P., FOF Partners III-B, L.P., and TPG Dutch Parallel III, C.V. and (v) Evercore METC Capital Partners II, LLC (incorporated by reference to Exhibit 99.1 to FIS’s Current Report on Form 8-K, filed February 6, 2006).

Signatures
     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.
Dated: February 6, 2006	By:	/s/ ALAN L. STINSON
		Name:	Alan L. Stinson
		Title:	Executive Vice President and Chief Financial officer

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS
OF FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND
FIDELITY NATIONAL FINANCIAL, INC.
     The names and present principal occupations of the directors and executive officers of FIS and Fidelity National Financial, Inc. (“FNF”) are set forth below. FIS is a subsidiary of, and is controlled by, FNF. The business address of each director or executive officer is that of FNF and FIS. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FIS or FNF, as applicable. Each of the named individuals is a citizen of the United States.
Directors and executive officers of FIS:

Lee A. Kennedy	President and Chief Executive Officer/Director
Jeffrey S. Carbiener	Executive Vice President and Chief Financial Officer
Ernie D. Smith	Executive Vice President, Information Services and Lender Outsourcing Solutions
Hugh R. Harris	Executive Vice President, Mortgage Servicing
Gary A. Norcross	Executive Vice President, Card and Integrated Financial Solutions
Frank R. Sanchez	Executive Vice President, ACBS, Auto Finance, Check and Enterprise Banking Solutions
Michael A. Sanchez	Executive Vice President, International
Michael L. Gravelle	Senior Vice President and General Counsel
William P. Foley, II	Chairman of the Board/Director
Philip B. Lassiter	Director
Thomas M. Hagerty	Director
Keith W. Hughes	Director
Terry N. Christensen	Director
David K. Hunt	Director
Cary H. Thompson	Director
Daniel D. (Ron) Lane	Director
Marshall B. Haines	Director
Directors and executive officers of FNF:

William P. Foley, II	Chief Executive Officer and Chairman of the Board/Director
Alan L. Stinson	Executive Vice President and Chief Financial Officer
Brent B. Bickett	Executive Vice President, Corporate Finance
Peter Sadowski	Executive Vice President and General Counsel
Terry N. Christensen	Director
Daniel D. (Ron) Lane	Director
John F. Farrell, Jr.	Director
Cary H. Thompson	Director
Thomas M. Hagerty	Director
Douglas K. Ammerman	Director